Exhibit 99.1

Ferrari N.V. to launch common shares buyback program

Maranello (Italy), 9 February 2018 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces its intention to launch a share buyback program (the “Program”). The Company expects that the Program will involve the repurchase from time to time of up to Euro 100 million in common shares. The Program is intended to optimize the capital structure of the Company. Shares repurchased may be used to meet the Company’s obligations arising from the equity incentive plan announced by the Company in 2017.

The Program implements the resolution adopted by the Shareholders’ Meeting (held on April 14, 2017) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The maximum number of common shares that can be acquired is equal to 10% of the Company’s issued common shares. The repurchase authority and the Program will expire on 13 October 2018 or until such authority is extended or renewed before such date. The Program will be funded by the Company’s available cash.

The purchases will be carried out on the Italian Stock Exchange (MTA) and/or on the New York Stock Exchange (NYSE), in compliance with applicable rules and regulations. As determined by the Shareholders’ Meeting all purchases will be subject to a purchase price per share, excluding expenses, not higher than 10% above or more than 10% below the average of the closing price of the common shares on the MTA and/or the NYSE for the five business days before the day on which the acquisition is made.

Purchase on the MTA will be further subject to (i) a purchase price per share not higher than the higher of the price of the last independent trade or the highest current independent purchase bid, whichever is the higher, on the trading venue where the purchase is carried out; and (ii) a maximum number of shares purchased daily not exceeding 25% of the average daily volume of the Ferrari common shares on the trading venue on which the purchase is carried out. Any purchases on the NYSE will be in compliance with applicable U.S. rules.

The actual timing, number and value of common shares repurchased under the Program will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Company is not obligated to carry out the Program, and, if commenced, the Program may be suspended, discontinued or modified at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

Subject to the above conditions, purchases will be conducted within the conditions and the restrictions prescribed by applicable laws and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Details of the transactions carried out shall be disclosed to the market within the terms and conditions required by the current regulation.

The Company currently holds No. 4,969,625 common shares in treasury.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 229 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (http://corporate.ferrari.com).
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977